BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

03003763

BAA

03 February 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

03 FEB 10 AM 7:21

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

pp **Alison Livesley**
Head of Investor Relations

03 FEB 13 AM 7:21

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 3 February 2003

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____

Signed

____

Name

____

Date

BAA

03 FEB 10 7:21

Embargoed until 0700 hours 3 February 2003

Mike Clasper appointed chief executive of BAA

BAA plc, the international airport group, today announced the appointment of Mike Clasper CBE to succeed Mike Hodgkinson, who will retire as chief executive as planned in June 2003.

Mr Clasper, who is 49, has been deputy chief executive of BAA, responsible for the company's core UK airports business, since July 2001. He joined BAA from Procter & Gamble, where he was president in charge of global homecare and new business.

Mike Clasper is taking over the responsibilities of chief executive progressively. He has already assumed responsibility for technical services, retail and World Duty Free. From 1 April, he will chair the company's executive committee. His appointment as chief executive will be fully effective from 9 June 2003.

BAA chairman Marcus Agius said: "Mike Clasper joined BAA with a wealth of management experience and an excellent track record. He was made a CBE for services to the environment and his credentials for stakeholder relations, which are so important to BAA, are very strong. Over the past two years, he has made a major contribution to leading the company and especially our core UK airports business. He is the right man to take BAA forward and I look forward to working with him in the years ahead.

Mf.../

News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659

"Mike Hodgkinson has been chief executive of BAA since 1999, having served on the board for over eleven years, initially as group airports director. Mike has successfully carried out the strategy of focusing on our core airports business and winning permission to grow the airports with the support and trust of our stakeholders. In a tough environment, he has led the company with immense skill and determination and we wish him a long and happy retirement."

An interview with Mike Clasper is available for viewing on BAA's website – www.baa.com/investor.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Steven Olivant/Caroline Corfield, BAA plc**
Tel:+44 (0) 20 7932 6654

City enquiries: **Alison Livesley, BAA plc**
Tel: +44 (0) 20 7932 6692

BAA

Embargoed until 0700 hours Monday 3 February 2003

BAA RESULTS

FOR THE NINE MONTHS TO 31 DECEMBER 2002

- Investment in UK airport infrastructure increased 16.8% to £479 million (31 December 2001: £410 million), with total capital expenditure for the group up 11.3% to £501 million (£450 million).
- Passenger traffic grew by 4.9% for nine months.
- Net retail income increased 7.8% to £400 million (£371 million) and net retail income per passenger increased 2.8% to £4.00 (£3.89).
- Group operating profit from continuing businesses grew 6.0% at £495 million (£467 million).
- Normalised profit before tax growth of 1.1% to £446 million (£441 million).
- BAA appoints deputy chief executive Mike Clasper as chief executive with effect from 9 June 2003 (see separate announcement).

An interview with BAA's chief executive designate, Mike Clasper, is available for viewing on BAA's website - www.baa.com/investor.

Mf.../

News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659

SUMMARY OF RESULTS

	9 months to 31 Dec 2002	9 months to 31 Dec 2001	Change %
Passenger traffic	100.4m	95.7m	4.9
Revenue*	£1,503m	£1,441m	4.3
EBITDA*	£686m	£645m	6.4
Group operating profit*	£495m	£467m	6.0
Normalised profit before tax**	£446m	£441m	1.1
Profit before tax and exceptionals	£448m	£436m	2.8
Exceptional items	£13m	(£184m)	-
Earnings per share before exceptionals	29.1p	28.6p	1.7
Capital expenditure***	£501m	£450m	11.3

* Continuing operations only and excludes associates, joint ventures and exceptionals.
** Excludes joint ventures, associates and exceptionals.
*** Excludes present value of deferred compensation for purchase of land for Terminal 5 of £194 million and capitalised interest.

BAA plc, the international airport group, today announced that, for the nine months to 31 December 2002, revenue from continuing businesses grew by 4.3% to £1,503 million (31 December 2001: £1,441 million) on a passenger traffic increase of 4.9%. Group operating profit from continuing businesses and before exceptionals was up 6.0% at £495 million (£467 million), reflecting 7.8% growth in net retail income and 2.0% increase in UK airport charges income, offset by additional insurance and security staff costs. However, normalised profit before tax only increased by 1.1% to £446 million (£441 million) as a result of a higher interest charge, arising primarily from increased net debt and the cost of forward funding the future capital programme.

Earnings per share before exceptionals were 29.1 pence (28.6 pence).

Mf.../

OPERATING AND FINANCIAL REVIEW

UK airports and World Duty Free Europe

In the three months to 31 December 2002 traffic increased by 15.3% compared with the three month period last year when traffic remained depressed post September 11. In the nine months to 31 December 2002, 100.4 million (95.7 million) people travelled through BAA's UK airports, an increase of 4.9%. This led to a 3.5% increase in total revenue at UK airports to £1,077 million (£1,041 million) and a 4.5% increase, to £280 million (£268 million), in World Duty Free Europe's revenue. Operating profit of the UK airports grew by 5.9% to £469 million (£443 million), including the profit of World Duty Free Europe's UK airport operations. Growth was driven by increased traffic volume and higher net retail income per passenger, offset by lower airport charges yield and additional insurance and security staff costs.

Traffic

The strongest passenger markets during the nine months were domestic and European scheduled. Lower fares from both traditional and low-cost scheduled airlines stimulated these markets throughout the period.

Airport charges

The 4.9% growth in traffic generated a 2.0% increase in UK airport charges revenue to £514 million (£504 million). The volume improvement was partly offset by average lower yields (as a result of an increase in the proportion of smaller aircraft and reduced passenger loads at Heathrow and lower aircraft parking income at Gatwick).

Retail

UK airport retailing, including the operations of World Duty Free Europe, continued to perform well with net retail income increasing by 7.8% to £400 million (£371 million). Net retail income per passenger increased during the nine months by 2.8% to £4.00 (£3.89).

In the third quarter, net retail income grew by 14.5% to £126 million (£110 million), in line with the growth in passenger volumes, however, net retail income per passenger was flat at £4.23 (£4.23).

Mf /

International airports

BAA's joint ventures and management contracts in international airports realised an operating profit of £7 million (£7 million).

Heathrow Express

Heathrow Express carried 3.8 million passengers (3.6 million) providing revenue of £49 million (£44 million) and an increase in operating profit to £8 million (£6 million).

BAA Lynton

BAA Lynton now includes entities, in which BAA has a controlling interest, arising from the dissolution of the BAA McArthurGlen joint venture. Overall, BAA Lynton generated operating profit of £20 million (£15 million). A trading profit of £4 million was realised from the sale of Heathrow South Cargo Centre 2. Exceptional profits were generated from the sale of 1 City Place, Gatwick and Heathrow South Cargo Centre 1 of £6 million and £7 million respectively.

Net interest charge

The Group's net interest cost, excluding joint ventures and associates, increased to £82 million (£60 million), net of £19 million (£26 million) capitalised interest. This primarily reflected the increase in net debt, the cost of forward funding the Group's capital investment programme and the lower cost of recent borrowings applied to capitalised interest. Capitalised interest increased in the third quarter as a result of the commencement of the capitalisation of interest on the Terminal 5 groundworks and other related costs.

Taxation

The tax charge, before the impact of exceptional items, of £139 million (£131 million) represented an effective tax rate of 31% (30%).

Earnings per share

Earnings per share before exceptional items increased by 1.7% to 29.1 pence (28.6 pence). After exceptional items, earnings per share increased from 11.3 pence to 30.4 pence.

Balance sheet

At 31 December 2002, the company had net assets of £4,744 million (£4,792 million) supported by tangible fixed assets of £7,444 million (£6,822 million). Included in net assets is a pension fund deficit, net of deferred tax, of £25 million (deficit of £65 million at 30 September 2002). The deficit primarily reflected the continued low value of worldwide stockmarkets.

Capital expenditure

Group capital expenditure, excluding capitalised interest, was £501 million (£450 million). Investment in UK airport infrastructure was £479 million (£410 million), up 16.8%. The majority of the development work was at Heathrow, on extensions to Terminal 1 and Terminal 3, and on preparatory work for Terminal 5. In addition, a further £194 million has been capitalised in respect of the present value of deferred compensation payable to the vendor of land acquired for Terminal 5.

Cashflow and borrowings

Net borrowings increased by £173 million to £1,824 million (31 March 2002: £1,651 million), including £180 million debt associated with the BAA McArthurGlen retail outlet malls, arising from the dissolution of the joint venture. Gearing was 38.4% (31 March 2002: 34.3%).

CHIEF EXECUTIVE'S COMMENT

BAA's chief executive, Mike Hodgkinson, said: "We have seen traffic recovery continue on domestic and European scheduled routes throughout the period and in December all markets showed increases. Traffic was particularly strong over the Christmas holiday period.

"Retail performance in the third quarter reflected the recovery in passenger volumes. Net retail income per passenger was in line with last year.

"Despite current uncertainties in the geopolitical climate, we remain confident about growth for the medium to long term. We continue to make good progress in implementing our capital programme, and in particular Terminal 5 site works are

proceeding well at Heathrow. We are well positioned to proceed with the Terminal 5 buildings assuming a final satisfactory regulatory outcome.

"The regulatory review process comes to a final conclusion this month. The CAA is currently considering the responses to its recommendations for airport charges at Heathrow, Gatwick and Stansted. It will publish its determination in the next few weeks, with the new charges taking effect from 1 April 2003.

"The negotiations for BAA's investment in NATS are continuing.

"The Government's consultation on future UK runway capacity continues, but has been extended following a challenge by local authorities in Kent and Essex to the Secretary of State's decision to exclude a Gatwick option from its considerations in the south-east and east of England consultation. The Government will now revise its proposals to include Gatwick and relaunch its consultation."

Ends

Media enquiries: **Steven Olivant, BAA plc**
Tel: + 44 (0)20 7932 6654

City enquiries: **Alison Livesley, BAA plc**
Tel: +44 (0)20 7932 6692

For further information on BAA, see website: **www.baa.com/investor**

Segmental summary

	Revenue* to 31 Dec 2002 £m	Revenue* to 31 Dec 2001 £m	Operating profit* to 31 Dec 2002 £m	Operating profit* to 31 Dec 2001 £m
Airports - UK and overseas	1,127	1,087	455	435
World Duty Free Europe – UK airports	280	268	19	15
Rail - Heathrow Express	49	44	8	6
BAA Lynton	40	17	20	15
Other	7	25	(7)	(4)
Total – continuing operations	**1,503**	**1,441**	**495**	**467**
Discontinued operations	-	117	-	(3)
TOTAL	**1,503**	**1,558**	**495**	**464**

* Excludes associates, joint ventures and exceptionals.

Results by quarter (2002/03)

	1st quarter	% change from 2001/02	2nd quarter	% change from 2001/02	3rd quarter	% change from 2001/02
Revenue*	£477m	(1.0)	£542m	3.0	£484m	11.8
Operating profit*	£158m	(3.1)	£199m	3.6	£138m	23.2
Profit before tax and exceptionals	£143m	(4.7)	£183m	(0.5)	£122m	19.6
Normalised profit before tax**	£143m	(5.9)	£183m	(1.6)	£120m	16.5
Earnings per share before exceptionals	9.3p	(5.1)	11.9p	(0.8)	7.9p	16.2

* Excludes discontinued activities and associates, joint ventures and exceptionals.
** Excludes associates, joint ventures and exceptionals.

BAA plc
EMBARGOED UNTIL 07:00 HOURS 3 FEBRUARY 2003

BAA plc RESULTS FOR NINE MONTHS ENDED 31 DECEMBER 2002

Consolidated profit and loss account for the nine months ended 31 December 2002

Year ended 31 March 2002 £m		31 December 2002 (unaudited) £m	31 December 2001 (unaudited) £m
1,887	Continuing operations	1,520	1,453
-	Acquisitions	4	-
1,887		1,524	1,453
117	Discontinued operations	-	117
2,004	**Revenue** - group and share of joint ventures	1,524	1,570
(17)	Less share of joint venture revenue - continuing operations	(21)	(12)
1,987	**Group revenue**	1,503	1,558
(1,437)	**Operating costs**	(1,008)	(1,094)
553	Continuing operations	492	467
-	Acquisitions	3	-
553		495	467
(3)	Discontinued operations	-	(3)
550	**Group operating profit**	495	464
5	Share of operating profit in joint ventures - continuing operations	8	3
(15)	Share of operating profit in joint ventures - continuing operations - exceptional item	-	-
1	Share of operating profit in associates - continuing operations	1	1
541		504	468
(190)	Loss on disposal of discontinued operations - exceptional item	-	(190)
2	Release of prior year provision - exceptional item	-	-
16	Profit on the sale of fixed assets of continuing operations - exceptional item	13	6
369	**Profit on ordinary activities before interest**	517	284
1	Income from other fixed asset investments	1	-
(87)	Net interest payable - group	(82)	(60)
(12)	Net interest payable - joint ventures	(6)	(8)
(1)	Net interest payable - associates	(1)	(1)
48	Other finance income - group	32	37
318	**Profit on ordinary activities before taxation**	461	252
(152)	Tax on profit on ordinary activities	(139)	(131)
1	Tax on exceptional items	-	1
167	**Profit on ordinary activities after taxation**	322	122
(2)	Equity minority interests	(1)	(2)
165	**Profit for the period attributable to shareholders**	321	120
(194)	Equity dividends	(67)	(65)
(29)	**Retained profit/(loss) for the group and its share of joint ventures and associates**	254	55
15.6p	**Earnings per share**	30.4p	11.3p
33.2p	**Earnings per share before exceptionals**	29.1p	28.6p
15.5p	**Diluted earnings per share**	28.9p	11.2p

Statement of total recognised gains and losses for the nine months ended 31 December 2002

Year ended 31 March 2002 £m		31 December 2002 (unaudited) £m	31 December 2001 (unaudited) £m
165	Profit for the period attributable to shareholders *	321	120
74	Unrealised surplus on revaluation of investment properties	-	-
-	Revaluation of assets previously held within joint ventures at cost net of deferred tax	5	-
(124)	Loss on net pension liability/asset	(460)	(147)
37	Deferred tax associated with loss on net pension liability/asset	138	44
2	Currency translation differences on foreign currency net investments	(1)	-
154	**Total recognised gains and losses relating to the period**	3	17

* Including joint ventures and associates of £2m (31 December 2001: loss of £5m; 31 March 2002: loss of £22m).

Consolidated balance sheet as at 31 December 2002

31 March 2002 £m		31 December 2002 (unaudited) £m	31 December 2001 (unaudited) £m
	Fixed assets		
10	Intangible assets	10	10
6,975	Tangible assets	7,444	6,822
	Investments in joint ventures:		
51	Share of gross assets	106	46
(39)	Share of gross liabilities	(71)	(33)
39	Loans	26	46
51		61	59
6	Investments in associates	6	6
80	Other investments	77	85
7,122		7,598	6,982
	Current assets		
34	Stocks	157	44
183	Debtors	230	214
840	Short-term investments	1,259	712
99	Cash at bank and in hand	91	86
1,156		1,737	1,056
(701)	**Creditors**: amounts falling due within one year	(743)	(666)
455	Net current assets	994	390
7,577	**Total assets less current liabilities**	8,592	7,372
	Creditors: amounts falling due after more than one year		
(2,256)	Other creditors	(2,409)	(2,062)
(311)	Convertible debt	(730)	(311)
(2,567)		(3,139)	(2,373)
	Provisions for liabilities and charges		
	Investments in joint ventures:		
180	Share of gross assets	-	193
(224)	Share of gross liabilities	-	(229)
(44)		-	(36)
(442)	Other provisions	(664)	(439)
(486)		(664)	(475)
(6)	**Equity minority interests**	(9)	(6)
4,518	**Net assets excluding pension asset and pension and other post retirement liabilities**	4,780	4,518
299	Pension asset	-	282
(10)	Pension and other post retirement liabilities	(36)	(8)
4,807	**Net assets including pension asset and pension and other post retirement liabilities**	4,744	4,792
1,066	Share capital	1,066	1,063
3,741	Reserves	3,678	3,729
4,807	**Equity shareholders' funds**	4,744	4,792
£4.51	Net asset value per share	£4.45	£4.51

Consolidated cash flow statement for the nine months ended 31 December 2002

Year ended 31 March 2002 £m		31 December 2002 (unaudited) £m	31 December 2001 (unaudited) £m
	Operating activities:		
550	Operating profit	495	464
250	Depreciation	190	180
7	Amortisation	1	6
6	Fixed assets written off	-	1
(1)	Decrease/(increase) in stocks	10	(11)
(4)	Increase in debtors	(40)	(32)
6	Increase/(decrease) in creditors	15	(10)
(2)	Decrease in provisions	-	(2)
46	Increase/decrease in net pension liability/asset	37	36
858	**Net cash inflow from operating activities**	708	632
18	**Dividends received from joint ventures and associates**	2	18
	Returns on investments and servicing of finance:		
(118)	Interest paid	(143)	(69)
30	Interest received	46	16
1	Dividends received from other fixed asset investments	1	-
(3)	Dividends paid to minority interests	(1)	(3)
(90)		(97)	(56)
(135)	**Tax paid**	(94)	(72)
	Capital expenditure and financial investment:		
(628)	Additions to operational assets	(465)	(449)
(3)	Additions to investment properties	(7)	(20)
1	Sale of operational assets	7	-
48	Sale of investment properties	61	20
(55)	Reductions in/(additions to) long-term investments	10	(60)
2	Sale of current asset investments	-	2
(635)		(394)	(507)
	Acquisitions and disposals:		
(1)	Deferred consideration paid in respect of a subsidiary undertaking acquired in a prior year	-	-
(21)	Acquisition of joint ventures	-	(21)
-	Dissolution of joint venture	8	-
11	Disposal of subsidiary undertakings	-	12
(12)	Net cash disposed of with subsidiary undertakings	-	(12)
(23)		8	(21)
(188)	**Equity dividends paid**	(129)	(123)
(195)	**Cash inflow/(outflow) before use of liquid resources and financing**	4	(129)
	Management of liquid resources:		
(532)	Cash placed on deposit	(70)	(567)
(46)	(Purchase)/sale of commercial paper	(349)	117
(578)		(419)	(450)
	Financing:		
21	Issue of shares	1	12
731	Net increase in debt	406	533
752		407	545
(21)	**Decrease in cash in the period**	(8)	(34)

NOTES

1. This statement has been prepared in accordance with the accounting policies applied in the 2001/02 annual report. Certain comparative figures have been restated to be consistent with the presentation adopted in the full financial statements for the year ended 31 March 2002.
2. The interest charge is shown net of capitalised interest in respect of the Group of £19m (31 December 2001: £26m; 31 March 2002: £32m).
3. The taxation charge for the nine months ended 31 December 2002 has been based on the estimated effective rate for the full year before exceptionals of 31% (31 December 2001: 30%; 31 March 2002: 30%).
4. The Group's investment properties are included at 31 March 2002 valuations as adjusted for additions and disposals since that date.
5. Airport fixed assets in the course of construction include £752m (excluding capitalised interest) in respect of Terminal 5 at Heathrow Airport for which planning consent has now been given (31 December 2001: £342m; 31 March 2002: £377m). Included within the additional Terminal 5 capital expenditure of £375m during the nine months ended 31 December 2002 is £194m for the acquisition of land for the construction of Terminal 5. The operational assets employed by the vendor of this land have to be relocated and the acquisition cost represents the present value of the estimated deferred payments to be made over the next 35 years to the vendor in compensation for relocation. As a result of this and other movements in capital creditors, the capital expenditure of the Group recorded in the period has exceeded the cash expended by £223m. The £194m present value of deferred consideration is included within other provisions in the balance sheet.
6. Liabilities include net borrowings of £1,824m (31 December 2001: £1,594m; 31 March 2002: £1,651m).
7. Pension and other post retirement liabilities comprise a deficit on the main pension scheme of £25m and provision for unfunded pension obligations and post retirement medical benefits of £11m. Both amounts are net of deferred tax. At 31 December 2001 and 31 March 2002 the main scheme was in surplus and was consequently separately disclosed as a pension asset.
8. Holders of $105,000,000 of Loan Notes of World Duty Free Americas, Inc. (now known as WDFA Inc.), which was sold by BAA in October 2001, have issued proceedings against BAA, World Duty Free plc and the purchaser of WDFA Inc., for $105,000,000 and punitive damages, claiming they conspired to convey the assets of WDFA Inc. with the intent of impairing the holders' rights as creditors under the Loan Notes. BAA denies the allegation and appropriate legal advice has confirmed that the claim has no merit.
9. The information shown for the year ended 31 March 2002 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full financial statements for the year ended 31 March 2002, which have been filed with the Registrar of Companies. The auditors have reported on those accounts; their report was unqualified and did not contain statements under Section 237(2) or (3) of the Companies Act 1985.

By order of the Board of BAA plc
Rachel Rowson
Company Secretary
31 January 2003